Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank –
Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 31 December 2019

ASIAN DEVELOPMENT BANK
6 ADB Avenue
Mandaluyong City
1550 Metro Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

Summary information in respect of purchases and sales of ADB's primary obligations in the fourth quarter of 2019 is set out in Appendices A and B.

(2) Copies of ADB's regular quarterly financial statements:

ADB's balance sheet and the related statements of income and expenses, cash flows and changes in equity at 31 December 2019 is expected to be approved by ADB's Board of Directors in April 2020 and by ADB's Board of Governors at its 53rd Annual Meeting and, once approved, will be provided along with the ADB Information Statement, which is expected to be filed in April 2020.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

On 17 January 2020, Masatsugu Asakawa succeeds Takehiko Nakao as President.

(4) Copies of the Global Borrowing Authorization for 2020 and the Global Authorization for Swap Transactions in 2020 are set out in Appendices C and D.



ADB ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

APPENDIX A

SUMMARY OF NEW BORROWINGS
FOR THE FOURTH QUARTER 2019

SECID	ISSUE DATE	MATURITY DATE	DESCRIPTION	CCY	PRINCIPAL AMOUNT
1325_GMTN1049_01_1	25-Oct-19	5-Mar-24	CNY100mn 2.90% Notes due 5 March 2024	CNY	100,000,000.00
1377_GMTN1096_00_2	15-Nov-19	15-Nov-22	CNY370mn 2.60% Notes due 15 November 2022	CNY	370,000,000.00
			CNY TOTAL		**470,000,000.00**
1374_GMTN1093_00_1	24-Oct-19	24-Oct-29	EUR750mn 0.00% Notes due 24 October 2029	EUR	750,000,000.00
1375_GMTN1094_00_2	30-Oct-19	23-Mar-51	EUR20mn 0.36% Notes due 23 March 2051	EUR	20,000,000.00
			EUR TOTAL		**770,000,000.00**
1228_GMTN0956_01_1	19-Nov-19	15-Dec-22	GBP100mn 1.00% Notes due 15 December 2022	GBP	100,000,000.00
1228_GMTN0956_02_1	22-Nov-19	15-Dec-22	GBP100mn 1.00% Notes due 15 December 2022	GBP	100,000,000.00
1372_GMTN1091_00_1	18-Oct-19	15-Sep-26	GBP250mn 0.625% Notes due 15 September 2026	GBP	250,000,000.00
1379_GMTN1098_00_2	15-Nov-19	15-Nov-21	GBP200mn FRN due 15 November 2021	GBP	200,000,000.00
			GBP TOTAL		**650,000,000.00**
1385_GMTN1104_0_2	5-Dec-2019	14-Jul-2021	GEL85.08mn Amortizing FRN due 14 July 2021 payable in USD	GEL	85,080,000.00
			GEL TOTAL		**85,080,000.00**
1380_GMTN1099_00_2	20-Nov-19	21-Nov-20	HKD100mn 1.76% Notes due 21 November 2020	HKD	100,000,000.00
			HKD TOTAL		**100,000,000.00**
1153_GMTN0886_02_1	31-Oct-2019	6-Oct-2026	INR3.0bn 6.20% Notes due 6 October 2026 payable in USD	INR	3,000,000,000.00
			INR TOTAL		**3,000,000,000.00**
1381_GMTN1100_00_2	25-Nov-19	27-Nov-20	JPY780mn 1.00% Callable Dual Currency Notes due 27 November 2020	JPY	780,000,000.00
1382_GMTN1101_00_2	25-Nov-19	24-Nov-21	JPY329mn 1.00% Callable Dual Currency Notes due 24 November 2021	JPY	329,000,000.00
1383_GMTN1102_00_2	25-Nov-19	24-Nov-21	JPY587mn 1.00% Callable Dual Currency Notes due 24 November 2021	JPY	587,000,000.00
			JPY TOTAL		**1,696,000,000.00**
1370_GMTN1089_00_2	4-Oct-19	4-Oct-22	NOK1bn 1.5% Notes due 4 October 2022	NOK	1,000,000,000.00
			NOK TOTAL		**1,000,000,000.00**
1376_GMTN1095_00_2	30-Oct-19	28-Oct-22	RUB585mn 4.28% Notes due 28 October 2022	RUB	585,000,000.00
1384_GMTN1103_00_2	27-Nov-19	25-Nov-22	RUB681mn 4.2% Notes due 25 November 2022	RUB	681,000,000.00
			RUB TOTAL		**1,266,000,000.00**
1348_GMTN1072_02_2	19-Nov-19	8-Jul-26	SEK1.50bn 0.295% Notes due 8 July 2026	SEK	1,500,000,000.00
1378_GMTN1097_00_2	12-Nov-19	12-Nov-39	SEK500mn 1.06% Callable Notes due 12 November 2039	SEK	500,000,000.00
			SEK TOTAL		**2,000,000,000.00**
1369_GMTN1088_00_2	2-Oct-19	2-Oct-26	TRY600mn Zero Coupon Deep Discount Callable Notes due 2 October 2026	TRY	600,000,000.00
			TRY TOTAL		**600,000,000.00**
1365_GMTN1085_01_1	29-Oct-19	10-Sep-21	USD100mn SOFR FRN due 10 September 2021	USD	100,000,000.00
1365_GMTN1085_02_1	4-Nov-19	10-Sep-21	USD100mn SOFR FRN due 10 September 2021	USD	100,000,000.00
1371_GMTN1090_00_1	18-Oct-19	18-Oct-24	USD3.0bn 1.5% Global Notes due 18 October 2024	USD	3,000,000,000.00
			USD TOTAL		**3,200,000,000.00**
1373_GMTN1092_00_2	28-Oct-19	29-Oct-20	ZAR200mn 6.515% Notes due 29 October 2020	ZAR	200,000,000.00
1386_GMTN1105_00_2	12-Dec-19	14-Dec-20	ZAR300mn 6.77% Notes due 14 December 2020	ZAR	300,000,000.00
			ZAR TOTAL		**500,000,000.00**

ADB

ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

APPENDIX B

SUMMARY OF REDEMPTIONS
FOR THE FOURTH QUARTER 2019

CCY	SECID	MATURITY DATE	REDEMPTION DATE	DESCRIPTION	EARLY REDEMPTION	FINAL REDEMPTION
CNY						
CNY	1054_GMTN0794_00_1	10-Nov-19	10-Nov-19	CNY1bn 3.20% Notes due 10 November 2019	0.00	1,000,000,000.00
CNY	1054_GMTN0794_01_1	10-Nov-19	10-Nov-19	CNY250mn 3.20% Notes due 10 November 2019	0.00	250,000,000.00
CNY	1054_GMTN0794_02_1	10-Nov-19	10-Nov-19	CNY100mn 3.20% Notes due 10 November 2019	0.00	100,000,000.00
CNY	1054_GMTN0794_03_1	10-Nov-19	10-Nov-19	CNY350mn 3.20% Notes due 10 November 2019	0.00	350,000,000.00
CNY	1054_GMTN0794_04_1	10-Nov-19	10-Nov-19	CNY100mn 3.20% Notes due 10 November 2019	0.00	100,000,000.00
CNY	1054_GMTN0794_05_1	10-Nov-19	10-Nov-19	CNY100mn 3.20% Notes due 10 November 2019	0.00	100,000,000.00
CNY	0756_NMTN_00	8-Dec-19	8-Dec-19	CNY1bn 4.20% Notes due 8 December 2019	0.00	1,000,000,000.00
				CNY - TOTAL	0.00	2,900,000,000.00
NZD						
NZD	1052_GMTN0792_00_2	24-Oct-19	24-Oct-19	NZD11.158mn 4.09% Notes due 24 October 2019	0.00	11,158,000.00
				NZD- TOTAL	0.00	11,158,000.00
ZAR						
ZAR	1305_GMTN1030_00_2	12-Dec-19	12-Dec-19	ZAR300mn 7.22% Notes due 12 December 2019	0.00	300,000,000.00
				ZAR - TOTAL	0.00	300,000,000.00

RESOLUTION

GLOBAL BORROWING AUTHORIZATION FOR 2020

WHEREAS

The Asian Development Bank (ADB) has determined to borrow funds in 2020;

NOW THEREFORE BE IT RESOLVED AS FOLLOWS:

1.   ADB is hereby authorized to undertake borrowings from time to time during 2020 and, for this purpose, (i) to create and sell issues of obligations with final maturities of 1 year or more from the date of issue (Bonds), and (ii) to undertake direct borrowings of funds for terms of 1 year or more (Direct Borrowings) in accordance with the provisions of this Resolution. For the avoidance of doubt, Bonds may provide for early redemption at any time prior to final maturity, and Direct Borrowings may provide for prepayment at any time prior to the end of their term.

(i)   The aggregate amount of proceeds of Bonds and Direct Borrowings authorized by this Resolution shall not exceed the equivalent of United States dollars twenty-eight billion ($28,000,000,000).

(ii)   For the purposes of subparagraph (i) above, the United States dollar equivalent of the proceeds of each issue of Bonds and each Direct Borrowing shall be determined on the basis of the exchange rate prevailing on the date the Bonds or the Direct Borrowing are priced.

2.   The President or any Vice-President is authorized to approve each issue of Bonds and each Direct Borrowing. The Treasurer is authorized to approve (i) each issue of Bonds under the Global Medium-Term Note program involving principal amounts (or, in the case of non-interest bearing or deep discount Bonds, aggregate proceeds) not exceeding $5.0 billion equivalent per issue; and (ii) each issue of Bonds under any local currency Medium-Term Note program, and each issue of Bonds (not under the Global Medium-Term Note program and any local currency Medium-Term Note program) denominated in currencies that ADB has previously issued in, involving principal amounts (or, in the case of non-interest bearing or deep discount Bonds, aggregate proceeds) not exceeding $2.0 billion equivalent per issue. In this connection, the President, any Vice-President, or the Treasurer, as the case may be, is authorized to determine, to the extent relevant, in respect thereof:

(i)   currency and principal amount;
(ii)   amount of proceeds;
(iii)   market(s);
(iv)   title and form;
(v)   price;
(vi)   issuance date(s);
(vii)   drawdown date(s);
(viii) maturity date(s);
(ix)   interest rate(s) and interest payment date(s); and
(x)   any other applicable terms and conditions, and to do any and all such other acts as the President, any Vice-President, or the Treasurer, as the case may be, shall

deem necessary or advisable to carry fully into effect the transactions authorized by this Resolution.

3.   ADB is further authorized to undertake borrowings from time to time during the same period to refinance its existing borrowings. The President, any Vice-President, or the Treasurer, as the case may be, is authorized to approve each such refinancing transaction and to make, in respect of each such refinancing transaction, the determinations contemplated by para. 2 above. Such refinancing transactions shall not be subject to the limitation set forth in para. 1 above.

4.   Except as provided in this Resolution or as the President or a Vice-President may otherwise determine, the Borrowing Regulation of ADB shall apply to Bonds, Direct Borrowings, and refinancing transactions authorized by this Resolution.

5.   The Board of Directors will be notified of the terms of each bond issue completed on a quarterly basis.

6.   Formal action in connection with any specific borrowing hereunder shall be subject to the approvals of the governments of the countries concerned, as required by Article 21(i) of the Agreement Establishing the Asian Development Bank.

RESOLUTION

GLOBAL AUTHORIZATION FOR SWAP TRANSACTIONS IN 2020

WHEREAS

The Asian Development Bank (ADB) intends to enter into currency swap, interest rate swap, and repurchase transactions in 2020;

NOW THEREFORE BE IT RESOLVED AS FOLLOWS:

1. ADB is hereby authorized to undertake from time to time during 2020 any currency swap transactions, interest rate swap transactions, cross-currency rate swap transactions, repurchase transactions, and transactions of a similar nature (each, a swap transaction) in accordance with the provisions of this Resolution.

2. The President or any Vice-President may approve the undertaking of any swap transaction in connection with any of ADB's borrowings and asset and liability management transactions with such party or parties and on such terms and conditions as the President or any Vice-President shall determine. The Treasurer may approve the undertaking or termination of any swap transaction in connection with (i) ADB's borrowings under the Global Medium-Term Note program involving principal amounts (or, in the case of non-interest bearing or deep discount borrowings, aggregate proceeds) not exceeding $5.0 billion equivalent per borrowing; (ii) ADB's borrowings under any local currency Medium-Term Note program, and ADB's other borrowings (not under the Global Medium-Term Note program and any local currency Medium-Term Note program) denominated in currencies that ADB has previously issued in, involving principal amounts (or, in the case of non-interest bearing or deep discount borrowings, aggregate proceeds) not exceeding $2.0 billion equivalent per borrowing; and (iii) ADB's asset and liability management transactions, involving principal amounts (or, in the case of non-interest bearing or deep discount borrowings, aggregate proceeds) not exceeding $1.0 billion equivalent per transaction, in each case with such party or parties and on such terms and conditions as the Treasurer shall determine.

3. Any Authorized Representative (as hereinafter defined) may, in the name and on behalf of ADB, (i) sign and deliver any agreement or document providing for any swap transaction approved by the President, any Vice-President, or the Treasurer, as the case may be, in accordance with para. 2 above; and (ii) execute and deliver all such other documents and do all such other acts as he or she shall deem necessary or advisable in order to carry fully into effect the authority granted him or her under this Resolution.

4. For the purposes of para. 3, the approval and determinations of the President, a Vice-President, or the Treasurer, as the case may be, shall be conclusively evidenced by execution by an Authorized Representative of any agreement or other document providing for such swap transaction.

For the purposes of this Resolution, "Authorized Representative" means

(i)   any of the following officers of ADB: the President, a Vice-President, the Treasurer; the General Counsel; Head, Office of Risk Management; the Deputy Treasurer; the Deputy General Counsel; an Assistant Treasurer; an Assistant General Counsel; Advisor, Office of the Head, Office of Risk Management and Head, Treasury and Operational Risk Unit, Office of Risk Management; a Principal Treasury Specialist; Principal Risk Management Specialist; and a Principal Counsel; and

(ii)   in reference to any particular swap transaction undertaken in connection with ADB's borrowings and asset and liability management transactions, any person who may be designated in writing by the President or a Vice-President as an Authorized Representative for the purposes of this Resolution, or any provision thereof, with respect to such swap transaction.